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EXHIBIT 99.3

        Unaudited Consolidated Financial Statements for the third quarter ended September 30, 2016

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015

Revenues and Other Income

Operating revenues, net of royalties (note 3)	7 409	7 485	18 967	22 709

Other (loss) income (note 7)	(15)	72	(140)	378

	7 394	7 557	18 827	23 087

Expenses

Purchases of crude oil and products	2 734	3 084	7 475	8 917

Operating, selling and general	2 212	2 053	6 614	6 384

Transportation	262	295	793	807

Depreciation, depletion, amortization and impairment	1 439	1 333	4 516	3 971

Exploration	146	55	203	411

Gain on disposal of assets	(13)	(3)	(47)	(105)

Financing expenses (income) (note 10)	288	953	(87)	2 061

	7 068	7 770	19 467	22 446

Earnings (Loss) before Income Taxes	326	(213)	(640)	641

Income Taxes (note 11)

Current	71	226	(112)	818

Deferred	(137)	(63)	(442)	(189)

	(66)	163	(554)	629

Net Earnings (Loss)	392	(376)	(86)	12

Net Earnings (Loss) Attributable to:

Common shareholders	392	(376)	(97)	12

Non-controlling interest (note 4)	—	—	11	—

	392	(376)	(86)	12

Other Comprehensive (Loss) Income

Items reclassified to earnings

Realized gain on disposal of assets available for sale, net of income taxes of $13 (note 18)	—	—	—	(85)

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	36	335	(294)	715

Items that will not be reclassified to earnings

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes	(434)	—	(474)	55

Other Comprehensive (Loss) Income	(398)	335	(768)	685

Total Comprehensive (Loss) Income	(6)	(41)	(854)	697

Per Common Share (dollars) (note 12)

Net earnings (loss) – basic and diluted	0.24	(0.26)	(0.05)	0.01

Net earnings (loss) – attributable to common shareholders – basic and diluted	0.24	(0.26)	(0.06)	0.01

Cash dividends	0.29	0.29	0.87	0.85

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2016 THIRD QUARTER 45

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	September 30 2016 (see note 4)	December 31 2015

Assets

Current assets

Cash and cash equivalents	3 102	4 049

Accounts receivable	2 877	2 751

Inventories	2 959	3 090

Income taxes receivable	662	538

Assets held for sale (note 6)	1 154	—

Total current assets	10 754	10 428

Property, plant and equipment, net	72 191	61 151

Exploration and evaluation	2 041	1 681

Other assets	1 199	1 153

Goodwill and other intangible assets	3 076	3 079

Deferred income taxes	88	35

Total assets	89 349	77 527

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	1 956	747

Current portion of long-term debt	55	70

Accounts payable and accrued liabilities	4 926	5 306

Current portion of provisions	809	769

Income taxes payable	164	244

Liabilities associated with assets held for sale (note 6)	208	—

Total current liabilities	8 118	7 136

Long-term debt	15 820	14 486

Other long-term liabilities	2 796	1 573

Provisions (note 17)	7 451	5 339

Deferred income taxes	11 188	9 954

Shareholders' equity	43 976	39 039

Total liabilities and shareholders' equity	89 349	77 527

See accompanying notes to the interim consolidated financial statements.
46 SUNCOR ENERGY INC. 2016 THIRD QUARTER

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015

Operating Activities

Net earnings (loss)	392	(376)	(86)	12

Adjustments for:

Depreciation, depletion, amortization and impairment	1 439	1 333	4 516	3 971

Deferred income taxes	(137)	(63)	(442)	(189)

Accretion	67	49	204	146

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	121	800	(771)	1 581

Change in fair value of financial instruments and trading inventory	(5)	41	265	50

Gain on disposal of assets	(13)	(3)	(47)	(105)

Loss on extinguishment of long-term debt (note 10)	—	—	99	—

Share-based compensation	67	95	(59)	(52)

Exploration	139	16	139	214

Settlement of decommissioning and restoration liabilities	(48)	(53)	(206)	(255)

Other	3	43	11	139

(Increase) decrease in non-cash working capital	(46)	889	(734)	(71)

Cash flow provided by operating activities	1 979	2 771	2 889	5 441

Investing Activities

Capital and exploration expenditures	(1 693)	(1 736)	(5 010)	(4 637)

Cash acquired from Canadian Oil Sands Limited (note 4)	—	—	109	—

Acquisitions (note 5)	—	—	(946)	—

Proceeds from disposal of assets	4	2	196	271

Other investments	(4)	(3)	(11)	(11)

Decrease (increase) in non-cash working capital	122	63	(45)	23

Cash flow used in investing activities	(1 571)	(1 674)	(5 707)	(4 354)

Financing Activities

Net change in short-term debt	(705)	(234)	1 250	(178)

Repayment of long-term debt	(137)	(35)	(1 679)	(39)

Issuance of long-term debt (note 10)	993	—	993	—

Issuance of common shares under share option plans	5	27	17	76

(Purchase) issuance of common shares (note 9 and 13)	—	(40)	2 782	(40)

Dividends paid on common shares	(483)	(419)	(1 394)	(1 229)

Cash flow (used in) provided by financing activities	(327)	(701)	1 969	(1 410)

Increase (decrease) in Cash and Cash Equivalents	81	396	(849)	(323)

Effect of foreign exchange on cash and cash equivalents	13	121	(98)	237

Cash and cash equivalents at beginning of period	3 008	4 892	4 049	5 495

Cash and Cash Equivalents at End of Period	3 102	5 409	3 102	5 409

Supplementary Cash Flow Information

Interest paid	86	83	597	507

Income taxes (received) paid	(46)	310	(56)	1 312

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2016 THIRD QUARTER 47

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Non- controlling Interest	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2014	19 311	609	504	—	21 179	41 603	1 444 119

Net earnings	—	—	—	—	12	12	—

Foreign currency translation adjustment	—	—	715	—	—	715	—

Realized gain on disposal of assets available for sale, net of income taxes of $13 (note 18)	—	—	(85)	—	—	(85)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $21	—	—	—	—	55	55	—

Total comprehensive income	—	—	630	—	67	697	—

Issued under share option plans	99	(15)	—	—	—	84	2 487

Issued under dividend reinvestment plan	32	—	—	—	(32)	—	—

Purchase of common shares for cancellation (see note 9)	(15)	—	—	—	(25)	(40)	(1 160)

Change in liability for share purchase commitment	(1)	—	—	—	(2)	(3)	—

Share-based compensation	—	36	—	—	—	36	—

Dividends paid on common shares	—	—	—	—	(1 229)	(1 229)	—

At September 30, 2015	19 426	630	1 134	—	19 958	41 148	1 445 446

At December 31, 2015	19 466	633	1 265	—	17 675	39 039	1 446 013

Net earnings (loss)	—	—	—	11	(97)	(86)	—

Foreign currency translation adjustment	—	—	(294)	—	—	(294)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $167	—	—	—	—	(474)	(474)	—

Total comprehensive (loss) income	—	—	(294)	11	(571)	(854)	—

Issued under share option plans	64	(44)	—	—	—	20	597

Issued for cash, net of income taxes of $26 (note 13)	2 808	—	—	—	—	2 808	82 225

Issued for the acquisition of Canadian Oil Sands Ltd. (note 4)	3 154	—	—	1 172	—	4 326	98 814

Equity transactions to eliminate non-controlling interest in Canadian Oil Sands Ltd. (note 4)	1 298	—	—	(1 183)	(115)	—	36 879

Share-based compensation	—	31	—	—	—	31	—

Dividends paid on common shares	—	—	—	—	(1 394)	(1 394)	—

At September 30, 2016	26 790	620	971	—	15 595	43 976	1 664 528

See accompanying notes to the interim consolidated financial statements.
48 SUNCOR ENERGY INC. 2016 THIRD QUARTER

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangements.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2015.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at December 31, 2015.

Comparative figures have been reclassified to conform to the current year financial statement presentation for the revenues and expenses for the company's ethanol business that is presented in the Refining and Marketing segment, and was previously presented in Corporate, Energy Trading and Eliminations. The reclassification resulted in an increase in net earnings for the Refining and Marketing segment and a decrease for Corporate, Energy Trading and Eliminations of $13 million for the three months ended September 30, 2015, $33 million for the nine months ended September 30, 2015 and $40 million for twelve months ended December 31, 2015.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2015.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2015.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period the rate change is substantively enacted.

(f) Assets Held for Sale

Assets and liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continuing use. The assets or disposal groups are measured at the lower of their carrying amount and estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. When the assets or disposal groups are sold, the gains or losses on the sale are recognized in (Gain) Loss on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

SUNCOR ENERGY INC. 2016 THIRD QUARTER 49

3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

						(Restated)		(Restated)

Revenues and Other Income

Gross revenues	2 320	1 618	462	558	4 679	5 247	12	122	7 473	7 545

Intersegment revenues	647	654	85	—	32	7	(764)	(661)	—	—

Less: Royalties	(20)	(48)	(44)	(12)	—	—	—	—	(64)	(60)

Operating revenues, net of royalties	2 947	2 224	503	546	4 711	5 254	(752)	(539)	7 409	7 485

Other income (loss)	3	33	7	24	13	35	(38)	(20)	(15)	72

	2 950	2 257	510	570	4 724	5 289	(790)	(559)	7 394	7 557

Expenses

Purchases of crude oil and products	135	60	—	1	3 334	3 611	(735)	(588)	2 734	3 084

Operating, selling and general	1 420	1 246	107	116	549	549	136	142	2 212	2 053

Transportation	159	182	20	25	95	99	(12)	(11)	262	295

Depreciation, depletion, amortization and impairment	971	790	270	340	164	172	34	31	1 439	1 333

Exploration	—	3	146	52	—	—	—	—	146	55

Loss (gain) on disposal of assets	—	1	—	—	(13)	(4)	—	—	(13)	(3)

Financing expenses (income)	57	36	12	26	—	(5)	219	896	288	953

	2 742	2 318	555	560	4 129	4 422	(358)	470	7 068	7 770

Earnings (loss) before Income Taxes	208	(61)	(45)	10	595	867	(432)	(1 029)	326	(213)

Income Taxes

Current	(16)	(41)	9	117	167	262	(89)	(112)	71	226

Deferred	62	30	(198)	(106)	(8)	(20)	7	33	(137)	(63)

	46	(11)	(189)	11	159	242	(82)	(79)	(66)	163

Net Earnings (Loss)	162	(50)	144	(1)	436	625	(350)	(950)	392	(376)

Capital and Exploration Expenditures	1 306	1 136	283	332	101	209	3	59	1 693	1 736

50 SUNCOR ENERGY INC. 2016 THIRD QUARTER

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

						(Restated)		(Restated)

Revenues and Other Income

Gross revenues	4 715	5 599	1 588	2 019	12 796	15 396	34	33	19 133	23 047

Intersegment revenues	1 451	1 716	114	88	96	30	(1 661)	(1 834)	—	—

Less: Royalties	(48)	(104)	(118)	(234)	—	—	—	—	(166)	(338)

Operating revenues, net of royalties	6 118	7 211	1 584	1 873	12 892	15 426	(1 627)	(1 801)	18 967	22 709

Other income (loss)	18	78	45	136	26	39	(229)	125	(140)	378

	6 136	7 289	1 629	2 009	12 918	15 465	(1 856)	(1 676)	18 827	23 087

Expenses

Purchases of crude oil and products	447	183	—	3	8 659	10 583	(1 631)	(1 852)	7 475	8 917

Operating, selling and general	4 143	3 903	368	376	1 617	1 646	486	459	6 614	6 384

Transportation	489	475	65	76	271	288	(32)	(32)	793	807

Depreciation, depletion, amortization and impairment	2 826	2 323	1 087	1 043	506	509	97	96	4 516	3 971

Exploration	30	112	173	299	—	—	—	—	203	411

(Gain) loss on disposal of assets	(33)	8	—	(5)	(14)	(105)	—	(3)	(47)	(105)

Financing expenses (income)	176	114	62	60	12	(12)	(337)	1 899	(87)	2 061

	8 078	7 118	1 755	1 852	11 051	12 909	(1 417)	567	19 467	22 446

(Loss) earnings before Income Taxes	(1 942)	171	(126)	157	1 867	2 556	(439)	(2 243)	(640)	641

Income Taxes

Current	(453)	65	200	308	486	741	(345)	(296)	(112)	818

Deferred	(64)	346	(462)	(656)	15	15	69	106	(442)	(189)

	(517)	411	(262)	(348)	501	756	(276)	(190)	(554)	629

Net (Loss) Earnings	(1 425)	(240)	136	505	1 366	1 800	(163)	(2 053)	(86)	12

Capital and Exploration Expenditures	3 667	2 914	829	1 084	502	465	12	174	5 010	4 637

4. ACQUISITION OF CANADIAN OIL SANDS

On February 5, 2016 Suncor obtained control of Canadian Oil Sands Limited (COS) by acquiring 73% of COS' outstanding common shares in exchange for 0.28 of a Suncor share per COS share tendered. The acquisition resulted in the issuance of 98.9 million Suncor common shares, which had a fair value of $31.88 per share based on the closing price on the Toronto Stock Exchange on the acquisition date.

COS owned 36.74% interest in the Syncrude project. Suncor acquired COS to benefit from operating synergies and economies of scale expected from combining the two companies' ownership interests in Syncrude.

SUNCOR ENERGY INC. 2016 THIRD QUARTER 51

Purchase price consideration

Number of COS common shares tendered (millions)	353.3

Multiplied by share exchange ratio	0.28

Number of Suncor common shares issued (millions)	98.9

Share price on acquisition date	$31.88

Fair value of consideration ($ millions)	3 154

On February 22, 2016, and March 21, 2016, Suncor acquired the remaining outstanding 131.3 million COS shares on the same terms as the initial acquisition resulting in the issuance of an additional 36.7 million Suncor common shares which resulted in a total acquisition price of $4.452 billion. The estimated fair values of the net assets acquired were not adjusted to reflect the changes in Suncor's share price on the subsequent transaction dates.

Purchase price allocation

The acquisition has been accounted for as a business combination using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value, except for the employee future benefit liability which is measured as the present value of the net obligation. The preliminary purchase price allocation is based on management's best estimates of fair values of COS' assets and liabilities as at February 5, 2016. Adjustments to estimates may be required.

($ millions)

Cash	109

Accounts receivable	231

Inventory	135

Other assets	105

Property, plant and equipment	9 476

Exploration and evaluation	602

Total assets acquired	10 658

Accounts payable and other liabilities	(375)

Long-term debt	(2 639)

Employee future benefits	(323)

Decommissioning provision	(1 169)

Deferred income taxes	(1 826)

Total liabilities assumed	(6 332)

Net assets of COS	4 326

Non-controlling interest	(1 172)

Net assets acquired	3 154

The fair values of cash, accounts receivable and other current assets, and accounts payable and other liabilities approximate their carrying values due to the short-term maturity of the instruments. The fair values of crude inventory and long-term debt were determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

52 SUNCOR ENERGY INC. 2016 THIRD QUARTER

The following table summarizes the fair value of COS debt acquired by Suncor.

($ millions)	February 5, 2016

Fixed-term debt, redeemable at the option of the company

7.75% Notes, due 2019 (US$500)	755

7.90% Notes, due 2021 (US$250)	389

4.50% Notes, due 2022 (US$400)	515

8.20% Notes, due 2027 (US$74)	114

6.00% Notes, due 2042 (US$300)	316

Total Notes	2 089

Credit facility	550

Total long-term debt	2 639

The non-controlling interest (NCI) was initially measured at the NCI's proportionate share of the net identifiable assets acquired. The subsequent transactions on February 22, 2016, and March 21, 2016, were accounted for as equity transactions with shareholders and eliminated the NCI balance. Suncor recognized the difference between the fair value of the common shares issued and the NCI recorded at February 5, 2016 directly in equity. During the period from February 5, 2016 to March 21, 2016, when Suncor did not own 100% of the equity, net earnings of $11 million were earned that were attributable to the NCI owners.

As part of the acquisition, the company also assumed various pipeline and storage commitments of $3.0 billion undiscounted. The contract terms of these commitments range between one and 24 years, with payments that commenced in the first quarter of 2016.

Acquisition costs of $29 million have been charged to Operating, Selling and General expense in the consolidated statement of comprehensive (loss) income for the nine-month period ended September 30, 2016.

COS contributed $1.2 billion to gross revenues and $126 million to consolidated net losses from the acquisition date to September 30, 2016.

Had the acquisition occurred on January 1, 2016, COS would have contributed $1.3 billion to gross revenues and $163 million to consolidated net losses, which would have resulted in gross revenues of $20.4 billion and a consolidated net loss of $249 million for the nine-month period ended September 30, 2016.

SUNCOR ENERGY INC. 2016 THIRD QUARTER 53

5. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN SYNCRUDE

On June 23, 2016, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Murphy Oil Corporation's Canadian subsidiary for $946 million after purchase price adjustments. Suncor's share in the project has increased to 53.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The preliminary purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at June 23, 2016. Adjustments to estimates may be required.

($ millions)

Accounts receivable	8

Inventory	19

Property, plant and equipment	1 330

Exploration and evaluation	82

Total assets acquired	1 439

Accounts payable and other liabilities	(29)

Employee future benefits	(49)

Decommissioning provision	(187)

Deferred income taxes	(228)

Total liabilities assumed	(493)

Net assets acquired	946

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of crude inventory was determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities. All of the key assumptions were applied on a consistent basis as the COS acquisition (note 4).

The additional interest in Syncrude contributed $95 million to gross revenues and $7 million to consolidated net losses from the acquisition date to September 30, 2016.

Had the acquisition occurred on January 1, 2016, the additional interest would have contributed $180 million to gross revenues and $29 million to consolidated net loss, which would have resulted in gross revenues of $19.3 billion and consolidated net loss of $115 million for the nine months ended September 30, 2016.

54 SUNCOR ENERGY INC. 2016 THIRD QUARTER

6. ASSETS HELD FOR SALE

As at June 30, 2016, the company had reclassified the assets and liabilities related to its lubricants plant and associated infrastructure as assets held for sale. Suncor commenced a sale process for the lubricants business and anticipates that a sale could occur within nine months from September 30, 2016. The lubricants business is reported within the Refining and Marketing segment.

The table below details the assets and liabilities held for sale as at September 30, 2016:

($ millions)

Assets

Accounts receivable	170

Prepaids	2

Inventories	265

Income taxes receivable	4

Property, plant & equipment, net	411

Total assets	852

Liabilities

Accounts payable and accrued liabilities	94

Pension liability	19

Deferred income taxes	66

Total liabilities	179

As at September 30, 2016, the company has also reclassified certain assets and liabilities related to its renewable energy business as assets held for sale. Suncor has commenced a sale process for these assets and anticipates that a sale could occur within the next twelve months. The renewable energy business is reported within the Corporate segment.

The table below details the assets and liabilities held for sale as at September 30, 2016:

($ millions)

Assets

Accounts receivable	17

Property, plant & equipment, net	285

Total assets	302

Liabilities

Accounts payable and accrued liabilities	10

Other long-term liabilities	10

Provisions	9

Total liabilities	29

SUNCOR ENERGY INC. 2016 THIRD QUARTER 55

7. OTHER (LOSS) INCOME

Other (loss) income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015

Energy trading activities

Unrealized (losses) gains recognized in earnings during the period	(45)	6	(63)	6

Gains on inventory valuation	31	6	48	70

Risk management activities(1)	(23)	6	(253)	52

Investment and interest income	8	9	56	51

Renewable energy grants	8	11	19	25

Risk mitigation and insurance proceeds(2)	—	17	26	121

Change in value of pipeline commitments and other	6	17	27	53

	(15)	72	(140)	378

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward starting interest rate swaps in the Corporate segment.

(2)
Includes property damage insurance proceeds recorded in the second quarter of 2016 and business interruption insurance proceeds recorded in the first quarter of 2015 for the Terra Nova asset in the Exploration and Production segment.

8. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015

Equity-settled plans	7	8	31	36

Cash-settled plans	61	90	206	185

	68	98	237	221

56 SUNCOR ENERGY INC. 2016 THIRD QUARTER

9. NORMAL COURSE ISSUER BID

Until August 4, 2016, the company was authorized to repurchase shares pursuant to a normal course issuer bid (NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Under the NCIB, the company was authorized to purchase for cancellation up to approximately $500 million worth of its common shares beginning August 5, 2015 and ending August 4, 2016.

The following table summarizes the share repurchase activities during the period:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2016	2015	2016	2015

Share repurchase activities (thousands of common shares)

Shares repurchased	—	1 160	—	1 160

Amounts charged to

Share capital	—	15	—	15

Retained earnings	—	25	—	25

Share repurchase cost	—	40	—	40

In accordance with applicable securities law, repurchases under the program were suspended on October 5, 2015, as a result of the offer to the shareholders of COS. The company did not resume repurchases after the offer was completed and did not renew its NCIB in response to the lower crude price environment.

10. FINANCING EXPENSES (INCOME)

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015

Interest on debt	243	220	753	644

Capitalized interest	(153)	(115)	(434)	(318)

Interest expense	90	105	319	326

Interest on pension and other post-retirement benefits	18	13	45	39

Accretion	67	49	204	146

Foreign exchange loss (gain) on U.S. dollar denominated debt	121	800	(771)	1 581

Foreign exchange and other	(8)	(14)	17	(31)

Loss on extinguishment of long-term debt	—	—	99	—

	288	953	(87)	2 061

During the second quarter of 2016, the company purchased US$688 million ($891 million) principal value (book value of $864 million) of subsidiary debt acquired through the acquisition of COS (note 4) for US$751 million ($973 million) including US$8 million ($10 million) of accrued interest, resulting in a debt extinguishment loss of $99 million. The company also repaid approximately $600 million of the credit facility acquired in the COS transaction.

During the third quarter of 2016, the company issued $700 million of senior unsecured Series 5 Medium Term Notes maturing on September 14, 2026. The notes have a coupon of 3.00% and were priced at $99.751 per note for an effective yield of 3.029%. The company also issued $300 million of senior unsecured Series 5 Medium Term Notes maturing on September 13, 2046. The notes have a coupon of 4.34% and were priced at $99.900 per note for an effective yield of 4.346%.

SUNCOR ENERGY INC. 2016 THIRD QUARTER 57

11. INCOME TAXES

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $657 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.3 billion.

During the third quarter of 2016 the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $180 million.

12. EARNINGS (LOSS) PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2016	2015	2016	2015

Net earnings (loss)	392	(376)	(86)	12

Dilutive impact of accounting for awards as equity-settled(1)	—	—	—	(1)

Net earnings (loss) – diluted	392	(376)	(86)	11

Net earnings (loss) attributable to common shareholders	392	(376)	(97)	12

Dilutive impact of accounting for awards as equity-settled(1)	—	—	—	(1)

Net earnings (loss) – diluted attributable to common shareholders	392	(376)	(97)	11

(millions of common shares)

Weighted average number of common shares	1 664	1 446	1 591	1 446

Dilutive securities:

Effect of share options	2	—	1	1

Weighted average number of diluted common shares	1 666	1 446	1 592	1 447

(dollars per common share)

Basic and diluted earnings (loss) per share	0.24	(0.26)	(0.05)	0.01

Basic and diluted earnings (loss) per share attributable to common shareholders	0.24	(0.26)	(0.06)	0.01

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings (loss) per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have an anti-dilutive impact for the three and nine months ended September 30, 2016.
58 SUNCOR ENERGY INC. 2016 THIRD QUARTER

13. SHARE CAPITAL

On June 22, 2016, the company issued 82.2 million common shares for $35.00 per common share. Gross proceeds were approximately $2.878 billion ($2.782 billion net of fees).

14. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading and Risk Management derivatives measured at fair value as at September 30, 2016.

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2015	(18)	20	2

Cash Settlements – paid (received) during the period	45	(42)	3

Unrealized losses recognized in earnings during the period (note 7)	(63)	(253)	(316)

Fair value outstanding at September 30, 2016	(36)	(275)	(311)

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at September 30, 2016.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	16	126	—	142

Accounts payable	(72)	(381)	—	(453)

	(56)	(255)	—	(311)

During the third quarter of 2016, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements.

The company uses forward starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at September 30, 2016, the company had executed $1.9 billion in forward swaps. A decrease in interest rates of 0.07% during the quarter resulted in a decrease in value of $30 million associated with the swaps. A decrease in interest rates of 0.91% during the nine months ended September 30, 2016 resulted in a decrease in value of $249 million associated with the swaps.

Non-Derivative Financial Instruments

At September 30, 2016, the carrying value of fixed-term debt accounted for under amortized cost was $14.8 billion (December 31, 2015 – $13.3 billion) and the fair value was $17.5 billion (December 31, 2015 – $14.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

SUNCOR ENERGY INC. 2016 THIRD QUARTER 59

15. ASSET SWAP WITH TRANSALTA CORPORATION

On August 31, 2015, Suncor completed an exchange of assets with TransAlta Corporation. Suncor exchanged Kent Breeze and its share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities, which provide steam and power for Suncor's Oil Sands operations. The acquisition of the Poplar Creek cogeneration facilities is expected to enhance the reliability and efficiency of Suncor's base operations.

As part of the agreement, Suncor entered into a 15-year lease with TransAlta to finance the difference between the fair value of the cogeneration facilities and the fair value of the wind farms. The leased assets consist of two gas turbine generators and heat recovery steam generators. Ownership of these assets will automatically transfer to Suncor at the end of the term for a nominal amount. Although the legal form of this arrangement is a lease, in substance it is a deferred financing arrangement because it was entered into to finance the remaining balance of this acquisition and ownership of the assets will automatically transfer to Suncor at the end of the term. The lease is accounted for as a deferred financing arrangement that is part of the business combination because it is a component of the consideration provided to TransAlta.

The transaction was determined to have commercial substance since Suncor acquired operational control of Poplar Creek and will be entitled to all of the electrical output. The acquisition of the Poplar Creek assets was treated as a business combination, whereby the assets and liabilities acquired were recorded at their fair value. The fair values were calculated using an expected future cash flow approach with risk-adjusted discount rates between 6% and 8%. Key assumptions used in the calculation were discount rate, power price and natural gas price.

Purchase consideration

($ millions)

Fair value of Kent Breeze wind farm	47

Fair value of Suncor's share of Wintering Hills wind farm	77

Fair value of deferred financing arrangement	303

Total purchase consideration	427

Purchase price allocation

The preliminary purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities. Upon finalization, adjustments to the initial estimates may be required.

($ millions)

Working capital	36

Property, plant and equipment	393

Decommissioning provision	(2)

Net assets acquired	427

16. ACQUISITION OF ADDITIONAL OWNERSHIP IN FORT HILLS

On November 6, 2015, Suncor completed the purchase of an additional 10% working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. for total aggregate consideration of $360 million. Suncor's share in the project has increased to 50.8%.

17. PROVISIONS

A decrease in the credit-adjusted risk-free interest rate to 3.6% (December 31, 2015 – 4.37%) resulted in an increase in the decommissioning and restoration provision of $787 million for the nine months ended September 30, 2016.

60 SUNCOR ENERGY INC. 2016 THIRD QUARTER

18. PIONEER DISPOSITION

During the third quarter of 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell the assets of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The company's investment in Pioneer Energy was recorded at fair value and classified as an available for sale financial instrument. The transaction closed in the second quarter of 2015 and the company received $183 million for its 50% share of Pioneer Energy and realized an after-tax gain of $68 million in the Refining and Marketing segment.

19. SUBSEQUENT EVENT

On October 6, 2016, Suncor completed the purchase of a 30% interest in the U.K. North Sea Rosebank project from OMV (U.K.) Limited (OMV) for an initial payment of US$50 million to OMV. In the event the co-venturers approve the Rosebank project final investment decision and Suncor elects to participate, Suncor could pay additional consideration to OMV of up to US$165 million.

SUNCOR ENERGY INC. 2016 THIRD QUARTER 61

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EXHIBIT 99.3